

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 26, 2016

Yukio Uchida
Representative Director and President
JX Holdings Kabushiki Kaisha
1-2, Otemachi 1-chome
Chiyoda-ku, Tokyo 100-8161
Japan

> **Re: JX Holdings Kabushiki Kaisha**
> **Draft Registration Statement on Form F-4**
> **Submitted August 1, 2016**
> **CIK No. 1452922**

Dear Mr. Uchida:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   There are numerous blanks—including entire sections, appendixes and exhibits throughout the registration statement. Upon completion, we will need sufficient time to review the complete filing in its entirety.

2.   Please include a section that provides the information required by Rule 101(g) of Regulation S-K. Ensure that your discussion:

- Includes all material jurisdictions;
- Discloses any treaties or other form of reciprocity that may be relied upon by U.S. investors; and

- Makes clear any requirements for bringing a cause of action or enforcing a judgment.

Questions and Answers About the Share Exchange and Voting Procedures for the Extraordinary Meetings of Shareholders, page i

3.   We note your disclosure on the cover page that the share exchange may only be completed upon the approval of the share exchange agreement by shareholders of both JX Holdings and TonenGeneral. However, we note there is no disclosure in this section or elsewhere in your registration statement, such as in the section entitled "The Share Exchange" beginning on page 50, about the need of the shareholders of JX Holdings to approve the share exchange. Please clarify.

How Will Shareholders with Less Than a Unit of Shares of Holdco be Treated after the Share Exchange?, page ii

4.   We note that "a holder of less than a unit of Holdco shares may request that Holdco sell to the holder from any available treasury stock an amount of shares which will, when added to the number of shares held by such holder, constitute one unit of shares." To the extent that this constitutes an offer of those shares to TonenGeneral holders in this solicitation, tell us what consideration you have given to registering that offer in this registration statement.

Do I have Dissenters' Appraisal Rights…? Page v

5.   Expand the first paragraph to explain how "fair value" would be determined.

The Share Exchange, page 44

Background of the Share Exchange, page 44

6.   For the meetings between the workings groups, and/or board of directors, of JX Holdings and TonenGeneral, held from September 9, 2015 through December 3, 2015, please provide additional substance regarding the content of each meeting. For example:
- Please provide additional substance of the JX Holdings and TonenGeneral presentations at the September 24, 2015 meeting, including the content of each party's presentation. For example, please explain the "drastic transformation" of the business that TonenGeneral presented, and how this was proposed to be achieved.
- Please summarize the substance of the discussion sheet and talking points presented at the October 14, 2015 meeting.
- You disclose that on October 28, 2015 the working groups of JX Holdings and TonenGeneral met again and reached an agreement regarding the targeted synergy effects of the integration. Please provide further clarification on what actions, or steps, the companies have targeted, to realize the more than ¥100

> billion in profit improvement per fiscal year, that you hope to be realized within five years of the integration.

- From the meetings held from November 4, 2015 to December 3, 2015, please revise each to provide additional detail, such as the key terms of the draft memorandum of understanding, or the major points reached to agree on the content of the draft memorandum of understanding or major factors considered by each company in signing the memorandum of understanding.

7.   You disclose that on December 11, 2015 and then on December 25, 2015, JX Holdings and TonenGeneral, respectively, held kick-off meetings to discuss the proposed business integration and the overall work schedule and upcoming work streams. Please expand the chronology to provide additional substance regarding the content of any meeting held between any parties since those kick-off meetings. In particular, please expand the chronology through the parties' negotiation of and agreement as to the share exchange ratio, and the signing and execution of the integration agreement and share exchange agreement. For each meeting, describe the major questions raised, the points discussed, the conclusions reached and the reasons that the parties continued to believe that the proposed transaction was warranted from a business perspective. Include also any reports or presentations by the financial advisor(s).

Reasons for the Share Exchange, page 46

8.   Please be more specific about the "management system" and "intensive business reforms" which you reference in this section.

Determination of the TonenGeneral Board of Directors, page 46

9.   Please provide more detail about the factors considered by the TonenGeneral board of directors in approving the share exchange agreement, including both positive and negative factors. Provide comparable disclosure for JX Holdings, if appropriate.

Regulatory Matters, page 47

Japanese Regulatory Approvals, page 47

10.   Please update your disclosure as to the process and status of your filing with the Fair Trade Commission of Japan, or JFTC.

<u>Business of JX Holdings, page 51</u>

<u>Oil and Natural Gas E&P, page 59</u>

<u>Production, page 60</u>

11.   Here you present historical production figures for "Oil and Natural Gas Liquids" as well as proved reserve figures for "Oil and NGL" on page 61 while the third party report, Exhibit 15.1, presents proved reserve figures for "Oil and Condensate". Item 1204(a) of Regulation S-K requires a registrant to "…disclose production, <u>by final product sold</u>, of oil, gas, and other products." In part, FASB ASC paragraph 932-235-50-4 requires the separate disclosure of significant natural gas liquid reserves. Please amend your document to comply with Regulation S-K and FASB ASC 932 with disclosure of figures for those products that you have sold and those you will sell.

<u>Review of Principal Ongoing Activities, page 67</u>

12.   We note the omission of discussion/description of your Canadian synthetic crude asset even though the asset's 110 million barrels of proved undeveloped syncrude reserves (page 61) comprise about one third of your total proved reserves. Please amend your document to include this property in the discussion of your principal activities. Address the anticipated date of first production from these reserves.

<u>Gross and Net Undeveloped Acreage, page 70</u>

13.   Please provide us with support for the attribution of 8.8 MMBO in PUD reserves to the 1000 net undeveloped acres in the U.S.

<u>Property, Plant and Equipment, page 80</u>

<u>Mining Assets page 81</u>

14.   Please revise to provide a brief overview and description of your interests in the Quechua copper project.

15.   Please revise to provide a brief overview and description of your interests in all coal assets.

Management's Discussion and Analysis of Financial Condition and Results of Operations of JX Holdings, page 100

Critical Accounting Policies and Estimates, page 108

Oil and Gas Reserves, page 109

16.   The disclosure in the third paragraph regarding proved and probable reserves and your reserve estimation methodology appears inconsistent with your presentation of proved reserves beginning on page 61 and your disclosure that "JX Holdings' proved oil and gas reserves are calculated in accordance with the United States Securities and Exchange Commission, or SEC, regulations and the requirements of the Financial Accounting Standard Board's Topic 932." Please advise or revise regarding this apparent inconsistency.

17.   With regard to the fourth paragraph, please see our comment 24 below regarding "Exploration, Evaluation and Development Costs of Oil and Gas Resources." on page F-19.

Impairment of Non-Financial Assets, page 110

18.   We note that you recognized impairment losses of ¥228 billion for the fiscal year ended March 31, 2016 and ¥142 billion for the fiscal year ended March 31, 2015 related to your oil and gas assets. We also note your disclosure stating that oil and gas prices have been volatile which affects your estimation of reserves. As it relates to the expected cash flow from your oil and gas assets used to determine whether impairment is required, revise to address the degree of uncertainty associated with your key assumptions and to discuss potential events that you reasonably expect could negatively affect your key assumptions. Refer to section V of SEC Release No. 33-8350.

19.   You provide disclosure on page 82 of your submission regarding your capital expenditures plans over the next three fiscal years (e.g., you state that you will invest approximately ¥438 billion in capital expenditures during the fiscal year ended March 31, 2017). Revise the disclosure regarding your liquidity and capital resources to address the anticipated sources of funds that will be used to fund your capital expenditures plans. Refer to Item 5.B. of Form 20-F.

Results of Operations, page 112

20.   When citing a cause for a change in revenues or expenses, to the extent practicable, quantify the specific impact of that factor. For example, you indicate that there was a 21.2% decline in revenue from the prior fiscal year "due to a decrease in revenue from Energy segment resulting from a decline in sales prices of refined petroleum products, partially offset by an increase in sales volume of refined petroleum products caused by the lower sales price." Quantify the separate impact of each of those factors.

Management's Discussion and Analysis of Financial Condition and Results of Operations of
TonenGeneral, page 124

21.   We are unable to locate discussion of TonenGeneral's historical and anticipated capital
        expenditures. Please revise or explain why you have provided that information.

Taxation, page 153

U.S. Federal Income Tax Consequences, page 155

The Share Exchange, page 155

22.   Please elaborate on why counsel cannot provide a "will opinion." In this regard, please
        explain the issues and facts that will not be known until after the date of the share
        exchange and the merger that will impact the qualification of the share exchange or
        integrated transaction as a reorganization under the provisions of Section 368(a) of the
        Code. See Section III.C.4 of Staff Legal Bulletin Number 19 which can be found at:
        https://www.sec.gov/interps/legal/cfslb19.htm

23.   We note your bolded statement at the bottom of page 160 that U.S. Holders "should"
        consult their own tax advisors. Please revise to only "urge" or "encourage" shareholders
        to consult their own tax advisors, so as to not suggest you are disclaiming reliance on tax
        matters for which counsel has opined.

Notes to the Consolidated Financial Statements, page F-12

Note 3 – Significant Accounting Policies, page F-12

Exploration, Evaluation and Development Costs of Oil and Gas Resources, page F-19

24.   You disclose that development well and related production equipment costs are
        depreciated using the unit-of-production method based on proven and probable developed
        reserves. Please tell us your basis for including probable developed reserves in
        calculating depreciation for these types of capitalized costs. In addition, provide us with
        a definition of the term "probable developed reserves."

Supplemental Information on Oil and Gas Exploration and Production Activities (unaudited),
page F-103

Standardized measure of Discounted Future Cash Flows, page F-109

25.   We note that you have combined the future production and development costs in the
        standardized measure. Please amend your document to disclose the future production
        costs separately from the future development costs. Refer to FASB ASC subparagraph
        932-235-50-31(b).

26.   The future net cash flows in the March 31, 2016 standardized measure are negative for the United Kingdom and Other International. The definition of proved reserves states "Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible." Please explain the reasons that you have attributed proved reserves to these properties. Include individual income forecasts for each of the fields in the United Kingdom and Other International.

You may contact Diane Fritz at (202) 551-3331 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may also contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704, or John Coleman, Mining Engineer, at (202) 551-3610 if you have any questions regarding comments on engineering matters. Please contact Kevin Dougherty at (202) 551-3271 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources